EXHIBIT 12.1
DUKE REALTY CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(in thousands, except ratios)

	Three Months Ended March 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012		Year Ended December 31, 2011		Year Ended December 31, 2010
Net income (loss) from continuing operations, less preferred dividends	$37,416	$190,743	$27,887	$(126,873)		$(61,143)		$(20,215)
Preferred dividends	—	24,943	31,616	46,438		60,353		69,468
Interest expense	49,610	196,090	202,174	202,109		181,734		146,987
Earnings before fixed charges	$87,026	$411,776	$261,677	$121,674		$180,944		$196,240
Interest expense	$49,610	$196,090	$202,174	$202,109		$181,734		$146,987
Interest costs capitalized	3,136	17,619	16,756	9,357		4,335		11,498
Total fixed charges	52,746	213,709	218,930	211,466		186,069		158,485
Preferred dividends	—	24,943	31,616	46,438		60,353		69,468
Total fixed charges and preferred dividends	$52,746	$238,652	$250,546	$257,904		$246,422		$227,953
Ratio of earnings to fixed charges	1.65	1.93	1.20	N/A	(1)	N/A	(3)	1.24
Ratio of earnings to fixed charges and preferred dividends	1.65	1.73	1.04	N/A	(2)	N/A	(4)	N/A	(5)

(1)
N/A - The ratio is less than 1.0; deficit of $89.8 million exists for the year ended December 31, 2012. The calculation of earnings includes $305.6 million of non-cash depreciation and amortization expense.

(2)
N/A - The ratio is less than 1.0; deficit of $136.2 million exists for the year ended December 31, 2012. The calculation of earnings includes $305.6 million of non-cash depreciation and amortization expense.

(3)
N/A - The ratio is less than 1.0; deficit of $5.1 million exists for the year ended December 31, 2011. The calculation of earnings includes $263.4 million of non-cash depreciation and amortization expense.

(4)
N/A - The ratio is less than 1.0; deficit of $65.5 million exists for the year ended December 31, 2011. The calculation of earnings includes $263.4 million of non-cash depreciation and amortization expense.

(5)
N/A - The ratio is less than 1.0; deficit of $31.7 million exists for the year ended December 31, 2010. The calculation of earnings includes $216.2 million of non-cash depreciation and amortization expense.